SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated February 14, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated February 14, 2019, continuing with the Material Fact published on November 15, The Company informs that the transaction for the sale of the remaining stake of IRCP in Tarshop S.A. has been completed today. With this acquisition, Banco Hipotecario S.A. will become the holder of 100% of Tarshop S.A.’ capital stock.

It should be mentioned that the procedure established by Article 73 of Law No. 26,831 has been complied with, and the Audit Committee has issued a favourable ruling. The document is available to the shareholders at the Company's registered office.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: February 14, 2019